885 West Georgia St.
15th Floor
Vancouver, BC V6C 3E8
Canada
Tel: (+1) 604-895-7465

THIS PRESS RELEASE IS NOT FOR DISTRIBUTION IN THE UNITED STATES OR TO U.S. NEWS
AGENCIES

For Immediate Release	TSX-V: MLA

MALA NOCHE RESOURCES CORP. ANNOUNCES
CLOSING OF $300 MILLION OFFERING OF SUBSCRIPTION RECEIPTS

Vancouver, British Columbia – July 20, 2010 – Mala Noche Resources Corp. (“Mala Noche” or the “Company”) (TSX-V:MLA) is pleased to announce that it has closed its offering (the “Offering”) of 50,000,000 subscription receipts at a price of $6.00 per subscription receipt (the “Subscription Receipts”) for gross proceeds of $300 million. The Company’s Subscription Receipts commenced trading today on the TSX Venture Exchange under the symbol MLA.R. A syndicate led by Canaccord Genuity Corp. acted as underwriters (the “Underwriters”) in connection with the Offering.

Each Subscription Receipt will entitle the holder thereof to acquire, for no additional consideration, one post-consolidation common share of Mala Noche (an “Underlying Share”) and 0.4 of a common share purchase warrant (the “Underlying Warrants”). Each whole warrant, which will have a term of five years, will permit the holder to acquire one common share of the Company at a price of $8.00 per share. The Subscription Receipts will automatically convert into Underlying Shares and Underlying Warrants on Mala Noche completing the acquisition of the San Dimas mines and related assets from subsidiaries of Goldcorp Inc. (the “Acquisition”).

The gross proceeds of the Offering have been deposited into escrow (the “Escrowed Funds”) with Computershare Trust Company of Canada, the Subscription Receipt Agent. The Escrowed Funds will be released to Mala Noche, net of offering expenses and commissions, immediately before the closing of the Acquisition, provided that all other conditions of closing have been satisfied. If the Acquisition is not completed by 60 days following the closing of the Offering, the Escrowed Funds, plus any accrued interest earned on the Escrowed Funds, will be returned pro rata to each holder of the Subscription Receipts in exchange for the number of Subscription Receipts held by such holder.

The Company has granted the Underwriters an over-allotment option, exercisable in whole or in part, to purchase up to 7.5 million additional Subscription Receipts at any time on or prior to the date that is 30 days following the closing of the Offering to cover over-allotments, if any, and for market stabilization purposes. The Company has also agreed to issue to the Underwriters broker warrants upon release from escrow of the Escrowed Funds. The broker warrants will entitle the Underwriters to purchase up to 1% of the post-consolidation common shares of the Company issued in connection with the Offering at a price of $6.00 per share until 18 months following the close of the Acquisition.

The net proceeds of the Offering will be used to finance the Acquisition and provide working capital. The Company will consolidate all of its common shares on a 20 to one basis immediately prior to the closing of the Acquisition.

The final short form prospectus is available under the Company’s profile on the SEDAR website at www.sedar.com.

About Mala Noche

Mala Noche Resources Corp. is a Canadian-based mineral resource company focused on precious metals, particularly gold and silver. The Company is focused on building a precious metals portfolio in the Americas by acquiring producing or near-term producing mineral properties.

On June 2, 2010, Mala Noche announced that it had entered into a binding letter agreement with subsidiaries of Goldcorp Inc. to acquire the San Dimas gold-silver mine. The agreement, which was amended on July 7, 2010, contains a number of conditions that must be satisfied before Mala Noche can complete the acquisition.

About San Dimas

The San Dimas gold-silver deposit is one of the most significant precious metal deposits in Mexico. San Dimas consists of three underground gold-silver mines located in Mexico’s San Dimas district, on the border of Durango and Sinaloa states. San Dimas produced 113,000 ounces of gold and 5.1 million ounces of silver in 2009. The district was first mined in 1757 with historical production from the San Dimas district estimated at 11 million ounces of gold and 582 million ounces of silver, affirming it as a world class epithermal mining district.

Mala Noche’s website is www.malanocheresources.com.

These securities may not be sold nor may offers to buy be accepted prior to the issuance of a receipt for the final short form prospectus from all applicable Canadian jurisdictions.

The securities offered have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any U.S. state securities laws, and may not be offered or sold in the United States or to United States persons absent registration or any applicable exemption from the registration requirement of the U.S. Securities Act and applicable U.S. state securities laws. This release does not constitute an offer to sell, or the solicitation of an offer to buy securities in the United States, nor will there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

For further information, please contact:

Wade Nesmith
Executive Chairman
Tel: (604) 895-7464
wnesmith@primeromining.com

Joseph F. Conway
President & CEO
Tel: (416) 572 2162
jconway@malanocheresources.com

Tamara Brown
VP, Investor Relations
Tel: (416) 572 2752
tbrown@malanocheresources.com

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains certain statements that may be deemed “forward-looking statements”, such as references to the acquisition of producing assets and the exercise of the over-allotment option. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential” and similar expressions, or that events or conditions “will”, “would”, “may”, “could” or “should” occur. Forward-looking statements are based on the beliefs, estimates and opinions of Mala Noche’s management on the date the statements are made. Mala Noche undertakes no obligation to update these forward-looking statements in the event that management’s beliefs, estimates or opinions, or other factors, should change, except as required by law.

THIS PRESS RELEASE IS NOT FOR DISTRIBUTION TO U.S. NEWS SERVICES OR FOR RELEASE, PUBLICATION, OR DISSEMINATION DIRECTLY OR INDIRECTLY, IN WHOLE OR IN PART, IN OR INTO THE UNITED STATES.

Completion of the Acquisition is subject to a number of conditions. There can be no assurance that the transaction will be completed as proposed or at all. Trading in the securities of Mala Noche Resources Corp. should be considered highly speculative.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.